Höganäs

RECEIVED
2010 MAY 24 P 1:19

2010-05-10



Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)



Christel Hübinette

Encl. Press release

Postal address: Höganäs AB (publ.) | SE-263 83 Höganäs | Sweden
VAT No. SE-556005-0121 | Reg.Office: Höganäs | Tel +46 42 33 80 00 | Fax +46 42 33 80 80 | www.hoganas.com



PRESS RELEASE

Höganäs AB announces appointment of Fredrik Emilson as President – Region Europe

Höganäs AB today announces the appointment of Fredrik Emilson who will join Höganäs as President for the Höganäs' Region Europe with effect May 15, 2010. He will also be a member of the Höganäs Group Management.

Fredrik Emilson has a solid track record from sales, marketing, production, purchasing and logistics, as well as general management, both in business to consumer and business to business markets. Prior to joining Höganäs Fredrik was the CEO for Pergo Europe & Asia. His experience also includes a career within the Trelleborg Group where he held several managerial positions, the latest being President of Trelleborg Waterproofing.

Fredrik has, on top of his business experience, extensive strategic, analytical and leadership skills.

Commenting on the appointment, Alrik Danielson, Chief Executive Officer of Höganäs AB, said: "We are very pleased that a person of Fredrik Emilson's calibre has chosen to join Höganäs. I am confident that we have found a valuable colleague and leader in Fredrik, who will drive the development in Region Europe and contribute to the Höganäs Group as a whole."

Enquiries:

HÖGANÄS AB (publ)
Alrik Danielson
President & Chief Executive Officer

Anders Andersson
Vice President, Human Resources

HÖGANÄS AB (publ)
Corporate Communications

Höganäs, Sweden, May 10, 2010

This is information that Höganäs AB (publ) may be obligated to make public according to the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 09.00 on 10 May, 2010

Höganäs AB is the world's leading producer of iron and non-ferrous metal powders. The company has developed deep application competence based on a strong vision of powder's possibilities to enhance efficiency and reduce resource consumption and environmental impact in a number of areas. In cooperation with its customers, Höganäs can thus contribute in a wide range of applications such as the creation of future automotive components and white goods, and in water treatment and emission control. The company, which was established in 1797, reported net sales of MSEK 4 571 for 2009 and is listed on Nasdaq OMX Stockholm's Mid Cap segment.

www.hoganas.com